Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated October 27, 2026

Relating to Preliminary Prospectus Supplement Dated October 27, 2026

Registration Statement No. 333-294170

Common Stock

Pre-funded Warrants to Purchase Shares of Common Stock

This free writing prospectus relates only to the public offering of shares of common stock and pre-funded warrants to purchase shares of common stock by Rapport Therapeutics, Inc. and should be read together with the preliminary prospectus supplement dated October 27, 2026 (the “Preliminary Prospectus Supplement”), and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. The information in this free writing prospectus updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Rapport Therapeutics, Inc. in this offering. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise by the underwriters of their option to purchase additional shares of common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

THE OFFERING

Common stock offered by us	$ million of shares.

Pre-funded warrants offered by us

We are also offering, in lieu of common stock, to investors who so choose, pre-funded warrants to purchase shares of our common stock. The purchase price of each pre-funded warrant will equal the price per share at which the shares of our common stock are being sold to the public in this offering, minus $0.001, which is the exercise price of each pre-funded warrant per share. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance of such pre-funded warrant, subject to a beneficial ownership limitation described herein. This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of our common stock issuable upon the exercise of such pre-funded warrants. See the section titled “Description of Pre-Funded Warrants.”

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to issuance of common stock upon the exercise of the pre-funded warrants during the 90-day period following the date of the final prospectus supplement to be filed in connection with this offering.

Option to purchase additional shares of common stock offered by us	We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to $ million of additional shares of our common stock. The number of shares subject to the underwriters’ option equals 15% of the total number of shares of common stock we are offering plus the shares of common stock underlying the pre-funded warrants.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $     million, or approximately $     million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates exclude the nominal proceeds, if any, from the exercise of the pre-funded warrants sold in this offering.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to primarily fund our ongoing and planned clinical trials advancing RAP-219, for other research and development, and for working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Nasdaq Global Market symbol

“RAPP”

We do not intend to list the pre-funded warrants on the Nasdaq Global Market or any other national securities exchange or any recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited. See the section titled “Description of Pre-Funded Warrants.”

RISK FACTORS

If you purchase securities in this offering, you will experience immediate and substantial dilution in the book value of your shares.

If you purchase securities in this offering, you will incur immediate and substantial dilution in the as adjusted net tangible book value of your common stock or the common stock underlying pre-funded warrants purchased in this offering because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. To the extent outstanding options are exercised, or outstanding restricted stock units vest and settle, there will be further dilution to new investors. As a result of the dilution to your holdings, you may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

The pre-funded warrants are not listed on any exchange and we do not intend to list the pre-funded warrants on any exchange.

If you purchase pre-funded warrants, you may be unable to sell such warrants at the prices desired or at all. There is no existing trading market for the pre-funded warrants and there can be no assurance that a liquid market will develop or be maintained for the pre-funded warrants, or that you will be able to sell any of the pre-funded warrants at a particular time (if at all). In addition, we do not intend to apply for listing of the pre-funded warrants on Nasdaq or any other securities exchange or nationally recognized trading system. The liquidity of the trading market in the pre-funded warrants and the sale price, if any, for the pre-funded warrants, may be adversely affected by, among other things: (i) changes in the overall market for the pre-funded warrants; (ii) changes in our financial performance or prospects; (iii) changes or perceived changes in our creditworthiness; (iv) the prospects for companies in the industry generally; (v) the number of holders of the pre-funded warrants; and (vi) the interest of securities dealers in making a market for the pre-funded warrants.

Except for the right to participate in certain dividends and distributions, holders of the pre-funded warrants will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants, except that the holder of a pre-funded warrant shall be entitled to participate in certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration. Upon exercise of their respective pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial owners of our common stock may not be permitted to exercise the pre-funded warrants that they hold.

A holder of the pre-funded warrants will not be entitled to exercise any portion of such pre-funded warrants which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its attribution affiliates) to exceed 4.99% of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise, as such percentage ownership is set forth in accordance with the terms of the pre-funded warrants. Such percentage may be increased by the holder of the pre-funded warrants to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

We will not receive any meaningful amount of additional funds upon the exercise of the pre-funded warrants; however, any exercise would increase the number of shares of our common stock eligible for future resale in the public market and result in dilution to our stockholders.

Each pre-funded warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or by means of a “cashless exercise” according to a formula set forth in the pre-funded warrant. Accordingly, we will not receive any meaningful additional funds upon the exercise of the pre-funded warrants. To the extent such pre-funded warrants are exercised, additional shares of common stock will be issued for nominal or no additional consideration, which will result in dilution to the then existing holders of our common stock and will increase the number of shares eligible for resale in the public market.

If we do not maintain a current and effective registration statement relating to the share of common stock issuable upon exercise of the pre-funded warrants, holders will only be able to exercise such pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants at the time that holders wish to exercise such pre-funded warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of common stock that holders will receive upon exercise of the pre-funded warrants will be fewer than it would have been had such holder exercised his warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their pre-funded warrants for cash if a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants is available.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $     million, or approximately $     million if the underwriters exercise in full their option to purchase additional shares of common stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will receive nominal proceeds, if any, from any exercise of pre-funded warrants.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to primarily fund our ongoing and planned clinical trials advancing RAP-219, for other research and development, and for working capital and general corporate purposes. Pending these uses, we may invest the net proceeds from this offering in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government , or we may hold such proceeds as cash, until they are used for their stated purpose. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we currently have no agreements or commitments to complete any such transaction.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operations through     . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials and collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs, including the factors described under “Risk Factors” in this free writing prospectus, the Preliminary Prospectus Supplement and in the documents incorporated by reference therein. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds.

DILUTION

If you invest in our common stock or pre-funded warrants in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock or pre-funded warrant and the as adjusted net tangible book value per share of our common stock after this offering.

As of June 30, 2026, we had net tangible book value of approximately $422.5 million, or $8.81 per share of our common stock, based upon 47,955,079 shares of our common stock outstanding as of that date (which includes 317,771 shares of unvested restricted common stock outstanding as of June 30, 2026). Historical net tangible book value per share is equal to our total tangible assets, less total liabilities and deferred offering costs, divided by the number of outstanding shares of our common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

Without taking into account any other changes in our historical net tangible book value after June 30, 2026, other than to give effect to the issuance and sale of shares of our common stock in this offering at the public offering price of $    per share, and pre-funded warrants to purchase shares of common stock at the public offering price of $    per pre-funded warrant (which equals the public offering price of the common stock at which shares of our common stock are being sold to the public in this offering less the $0.001 per share exercise price of each such pre-funded warrant) (excluding shares of common stock issuable upon exercise of the pre-funded warrants, any proceeds which may be received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2026 would have been $    million, or $    per share. This represents an immediate increase of $     in as adjusted net tangible book value per share to existing stockholders and immediate dilution of $    in as adjusted net tangible book value per share to investors participating in this offering. Dilution per share to investors purchasing shares of our common stock or pre-funded warrants in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by investors purchasing shares of our common stock or pre-funded warrants in this offering. The following table illustrates this calculation on a per share basis, without giving effect to the option to purchase additional shares granted to the underwriters:

Public offering price per share		$
Historical net tangible book value per share as of June 30, 2026	$8.81
Increase in as-adjusted net tangible book value per share attributable to this offering

As-adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$

If the underwriters exercise in full their option to purchase additional shares at the public offering price of $    per share, the as-adjusted net tangible book value will increase to $     per share, representing an immediate increase to existing stockholders of $ per share and an immediate dilution of $     per share to new investors.

The above discussion and table are based on 47,955,079 shares of our common stock outstanding as of June 30, 2026 (which includes 317,771 shares of unvested restricted common stock outstanding as of June 30, 2026) and excludes the following:

•	8,030,456 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2026, with a weighted average exercise price of $16.43 per share;

•	16,993 shares of common stock issuable upon the vesting of restricted stock units outstanding as of June 30, 2026;

•	47,750 shares of common stock issuable upon the vesting of performance-based stock units outstanding as of June 30, 2026;

•

2,246,865 shares of common stock available for future issuance under our 2024 Stock Option and Incentive Plan as of June 30, 2026, as well as any increases in the number of shares of common stock reserved for issuance thereunder; and

•

690,045 shares of common stock available for future issuance under our 2024 Employee Stock Purchase Plan as of June 30, 2026, as well as any increases in the number of shares of common stock reserved for issuance thereunder.

To the extent that outstanding options are exercised, shares of common stock are issued upon the vesting and settlement of outstanding restricted stock units, new stock awards are issued under our equity incentive plans or additional shares of common stock are issued pursuant to the Sales Agreement with Leerink Partners LLC and Cantor Fitzgerald & Co., as sales agents, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to investors. The form of pre-funded warrant will be filed as an exhibit to a Current Report on Form 8-K that we expect to file with the SEC.

Term

The pre-funded warrants will not expire.

Exercisability

The pre-funded warrants will be exercisable at any time on or after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly signed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the pre-funded warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of the common stock on the exercise date.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its attribution affiliates (as defined below)) to exceed 4.99% of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise, as such percentage ownership is set forth in accordance with the terms of the pre-funded warrants. However, any holder of a pre-funded warrant may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. For purposes of the foregoing, “attribution affiliates” means, collectively, the following persons and entities with respect to any holder: (i) its direct or indirect affiliates, (ii) any person acting or who could be deemed to be acting as a Section 13(d) “group” together with the holder or any attribution parties and (iii) any other persons whose beneficial ownership of our common stock would or could be aggregated with the holder and/or any other attribution parties for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended.

Exercise Price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The exercise price of the pre-funded warrants will not be adjusted below the par value per share of our common stock.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent. The ownership of the pre-funded warrants and any transfers of the pre-funded warrants will be registered in a warrant register maintained by the warrant agent. We will initially act as warrant agent for the pre-funded warrants.

Exchange Listing

There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the pre-funded warrants on the Nasdaq Global Market or any other national securities exchange or any nationally recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.

Fundamental Transactions

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of more than 50% of the voting power represented by our outstanding common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

Rights as a Stockholder

Except for the right to participate in certain dividends and distributions and as otherwise provided in the pre-funded warrants or by virtue of a holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the pre-funded warrant.

UNDERWRITING

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per share of common stock sold in the offering. The underwriters have not been engaged to act as warrant agent for the pre-funded warrants or to act as underwriter or agent or otherwise participate in the issuance of the shares of our common stock upon the exercise of the pre-funded warrants.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of shares of our common stock and pre-funded warrants issued pursuant to this offering. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock or pre-funded warrants that is for U.S. federal income tax purposes neither a U.S. holder (as defined below) nor a partnership (or other pass-through entity) for U.S. federal income tax purposes. A “U.S. holder” is any beneficial owner of our common stock or pre-funded warrants that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock or pre-funded warrants through partnerships or other pass-through entities. If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock or pre-funded warrants, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner in a partnership or other pass-through entity that will hold our common stock or pre-funded warrants should consult his, her or its tax advisor regarding the tax consequences of purchasing, owning and disposing of our common stock or pre-funded warrants through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus supplement and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to U.S. holders or non-U.S. holders described in this prospectus supplement. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. We assume in this discussion that each U.S. holder and non-U.S. holder holds shares of our common stock and pre-funded warrants as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, any alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, the special tax accounting rules under Section 451(b) of the Code or any other aspect of any U.S. federal tax other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a holder of our common stock or pre-funded warrants and does not address the special tax rules applicable to particular holders of our common stock or pre-funded warrants, such as:

•	insurance companies;

•	tax-exempt entities or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	“regulated investment companies” and “real estate investment trusts”;

•	pension plans;

•	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

•	persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code;

•	persons that hold our common stock or pre-funded warrants as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain former citizens or long-term residents of the U.S.

This discussion is for general information only and is not tax advice. Accordingly, all prospective holders of our common stock or pre-funded warrants should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock and pre-funded warrants in their specific circumstances as well as the impact of any applicable income tax treaty.

General Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, because the exercise price of the pre-funded warrants is a nominal amount, a pre-funded warrant generally should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of a pre-funded warrant generally should be taxed in the same manner as a holder of common stock. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of a pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price (if applicable). This position is not binding on the IRS, however, and the IRS may treat the pre-funded warrants as warrants to acquire our common stock and, if so, the amount and character of a holder’s gain with respect to an investment in our pre-funded warrants could change. Each holder of pre-funded warrants should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering, as well as the exercise of, certain adjustments to, and any payments in respect of the pre-funded warrants (including potential alternative characterizations).

Tax Considerations Applicable to U.S. Holders

Distributions on Our Common Stock and Pre-Funded Warrants

We have never declared or paid any cash distributions on our common stock and we do not anticipate paying cash distributions on our common stock or pre-funded warrants in the foreseeable future. Distributions, if any, on our common stock or pre-funded warrants will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. holder’s investment, up to such holder’s tax basis in the common stock (or pre-funded warrants). Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “U.S. Holder’s Gain on Sale or Other Taxable Disposition of Our Common Stock or Pre-Funded Warrants.” Any such distributions will also be subject to the discussions below under the section entitled “Tax Considerations Applicable to U.S. Holders—Backup Withholding and Information Reporting.”

A U.S. holder of a pre-funded warrant is entitled to receive certain distributions paid with respect to common stock prior to the exercise of the pre-funded warrant and, in such case, would be taxed in the same manner as a U.S. holder of common stock that receives such a distribution. However, under certain circumstances, it is possible for the distributions to be held in abeyance for the U.S. holder until a pre-funded warrant is exercised or the ownership limitations (described under “Description of Pre-Funded Warrants”) would not be exceeded, at which time such U.S. holder shall be entitled to receive distributions. It is possible that such entitlement to distributions could cause the declaration of a distribution on our common stock to be currently taxable to U.S. holders of pre-funded warrants, including under the principles governing Section 305 of the Code, even though the U.S. holders will not receive such distributions until a future date. Additionally, it is possible that other adjustments to the terms of the pre-funded warrants can be considered a constructive distribution under Section 305 of the Code.

U.S. Holder’s Gain on Sale or Other Taxable Disposition of Our Common Stock or Pre-Funded Warrants

Upon a sale or other taxable disposition of our common stock or pre-funded warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the fair market value of any property received upon the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the common stock or pre-funded warrants, as applicable. Capital gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period for the common stock or pre-funded warrants, as applicable, exceeds one year. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to certain limitations. U.S. holders who recognize losses with respect to a sale, exchange or other taxable disposition of our common stock or pre-funded warrants should consult their own tax advisors regarding the tax treatment of such losses. A U.S. holder of a pre-funded warrant should consult its tax advisor regarding the tax treatment of any distribution with respect to such pre-funded warrant that is held in abeyance in connection with any applicable limitation on the U.S. holder’s beneficial ownership of our common stock and the tax treatment of any other adjustments to the pre-funded warrants under Section 305 of the Code.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to distributions (including constructive distributions) on the common stock or pre-funded warrants and to the proceeds of a sale or other disposition of common stock or pre-funded warrants paid by us to a U.S. holder unless such U.S. holder is an exempt recipient from backup withholding, such as C corporations and certain tax-exempt organizations. Backup withholding will apply to those payments if the U.S. holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Distributions on Our Common Stock and Pre-Funded Warrants

We have never declared or paid any cash distributions on our common stock and we do not anticipate paying cash distributions on our common stock or pre-funded warrants in the foreseeable future. Distributions, if any, on our common stock or pre-funded warrants will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock (or pre-funded warrants). Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Non-U.S. Holder’s Gain on Sale or Other Taxable Disposition of Our Common Stock or Pre-Funded Warrants.” Any such distributions will also be subject to the discussions below under the sections entitled “Tax Considerations Applicable to Non-U.S. Holders—Backup Withholding and Information Reporting” and “Tax Considerations Applicable to Non-U.S. Holders—Withholding and Information Reporting Requirements—FATCA.”

A non-U.S. holder of a pre-funded warrant is entitled to receive certain distributions paid with respect to common stock prior to the exercise of the pre-funded warrant and, in such case, would be taxed in the same manner as a non-U.S. holder of common stock that receives such a distribution. However, under certain circumstances, it is possible for the distributions to be held in abeyance for the non-U.S. holder until a pre-funded warrant is exercised or the ownership limitations (described under “Description of Pre-Funded Warrants”) would not be exceeded, at which time such non-U.S. holder shall be entitled to receive distributions. It is possible that such entitlement to distributions could cause the declaration of a distribution on our common stock to be currently taxable to non-U.S. holders of pre-funded warrants, including under the principles governing Section 305 of the Code, even though the holders will not receive such distributions until a future date. Additionally, it is possible that other adjustments to the terms of the pre-funded warrants can be considered a constructive distribution under Section 305 of the Code.

In addition, regulations governing “dividend equivalents” under Section 871(m) of the Code may apply to the pre-funded warrants. Under those regulations, an implicit or explicit payment under the pre-funded warrants that references a dividend distribution on our common stock generally would be taxable to a non-U.S. holder as described under “Distributions on Our Common Stock and Pre-Funded Warrants” above. Such dividend equivalent amount would be taxable and subject to withholding whether or not there is actual payment of cash or other property, and we may satisfy any withholding obligations we have in respect of the pre-funded warrants by withholding from other amounts due to a non-U.S. holder.

A holder of a pre-funded warrant should consult its tax advisor regarding the tax treatment of any distribution with respect to such pre-funded warrant that is held in abeyance in connection with any applicable limitation on the holder’s beneficial ownership of our common stock and the tax treatment of any other adjustments to the pre-funded warrants under Section 305 or Section 871(m) of the Code.

Subject to the discussion in the following two paragraphs in this section and the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30 percent withholding tax if the non-U.S. holder satisfies applicable certification requirements, typically by providing an IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock or pre-funded warrants who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Non-U.S. Holder’s Gain on Sale or Other Taxable Disposition of Our Common Stock or Pre-Funded Warrants

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock or pre-funded warrants, unless:

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the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock and Pre-Funded Warrants” also may apply;

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the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30 percent tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

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we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” as described below, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5 percent of our outstanding common stock, directly, indirectly, or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

A non-U.S. holder of a pre-funded warrant should consult its tax advisor regarding the tax treatment of any distribution with respect to such pre-funded warrant that is held in abeyance in connection with any applicable limitation on the non-U.S. holder’s beneficial ownership of our common stock and the tax treatment of any other adjustments to the pre-funded warrants under Section 305 of the Code. These and other special rules may apply to non-U.S. holders of pre-funded warrants. Non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to pre-funded warrants

Backup Withholding and Information Reporting

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions (including deemed distributions) on our common stock and pre-funded warrants paid to such holder and the tax withheld, if any, with respect to such distributions. A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock and pre-funded warrants. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock and Pre-Funded Warrants,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock and pre-funded warrants by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations may be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements - FATCA

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax at a rate of 30 percent on payments of dividends on, or, subject to the discussion of certain proposed U.S. Treasury regulations below, gross proceeds from the sale or other disposition of, our common stock or pre-funded warrants paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. However, the U.S. Treasury released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30 percent applicable to the gross proceeds of a sale or other disposition of our common stock or pre-funded warrants. In the preamble to such proposed regulations, the U.S. Treasury stated that taxpayers (including withholding agents) may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock or pre-funded warrants and the entities through which they hold our common stock or pre-funded warrants, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30 percent withholding tax under FATCA.

GENERAL

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our shares of our common stock will be applicable to the shares of common stock underlying the pre-funded warrants upon issuance.

Rapport Therapeutics, Inc. has filed a registration statement (including a preliminary prospectus supplement dated October 27, 2026 and the accompanying base prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates, which became effective upon filing on March 10, 2026. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents Rapport Therapeutics, Inc. has filed with the SEC for more complete information about Rapport Therapeutics, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com; or by accessing the SEC’s website at www.sec.gov.